PARETO SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

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SEC FILE NUMBER
8-50796

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PARETO SECURITIES INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 E.52ND STREET, 29 FL
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ANTONELLA SPAVENTA (Name) 212-829-4200 (Area Code – Telephone Number) ANTONELLA.SPAVENTA@PARETOSEC.COM (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

4920 West Cyprus Street, Suite 102 (Address) Tampa (City) FL (State) 33607 (Zip Code)

04/13/2010 (Date of Registration with PCAOB)(if applicable) 5036 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Antonella Spaventa _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pareto Securities Inc. _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LORI ALESSI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AL6425911
Qualified in Queens County
Commission Expires November 29, 20 25

Signature: _____

Title: _____
CEO & COO

Lori Alessi
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of **Pareto Securities, Inc.**

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Pareto Securities, Inc.** as of December 31, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of **Pareto Securities, Inc.** as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of **Pareto Securities, Inc.** management. Our responsibility is to express an opinion on **Pareto Securities, Inc.** financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **Pareto Securities, Inc.** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of materi al misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served as **Pareto Securities, Inc.** auditor since 2023.

Assurance Dimensions
Margate, Florida
March 28, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

1

PARETO SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

A S S E T S

Cash and cash equivalents	$	6,863,213
Due from brokers		267,493
Commissions receivable		15,000
Receivable from affiliates		68,701
Furniture, equipment and improvements, net		35,411
Prepaid taxes		178,598
Deferred tax assets		1,418,901
Security deposits		354,435
Right of use assets - operating leases		963,692
Right of use assets - finance lease		53,992
Other assets		113,270
TOTAL ASSETS	$	10,332,706

LIABILITIES & STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and other liabilities	$	1,112,465
Operating lease liabilities		1,035,169
Finance lease liabilities		55,980
TOTAL LIABILITIES		2,203,614
Liabilities subordinated to claims of general creditors		3,918,000
Stockholder's Equity:		
Common stock, par value $1 per share; 500,000 shares authorized; 360,000 shares issued and outstanding		360,000
Additional paid-in capital		4,044,054
Accumulated deficit		(192,962)
TOTAL STOCKHOLDER'S EQUITY		4,211,092
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	10,332,706

The accompanying notes are an integral part of this statement of financial condition.

NOTE 1   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business
Pareto Securities Inc. (F/K/A   Nordic Partners, Inc.) (the "Company") was incorporated in October 1997. On June 12, 2009, Pareto Securities AS (the "Stockholder") acquired all the shares of common stock in Nordic Partners, Inc. and changed the Company's name to Pareto Securities, Inc.   The Company was registered with the Financial Industry Regulatory Authority, Inc. ("FINRA") in November 1998 and operates as a broker/dealer registered with the Securities and Exchange Commission (the "SEC").

The business of the Company consists of the purchase and sale of publicly and privately traded Swedish, Finnish, and Norwegian corporate equity and debt securities for U.S. institutional customers. The Company has SEC Rule 15a-6 business agreements in place with Pareto Securities AS in Oslo, Norway, Pareto Securities AB, Stockholm Sweden, Pareto Securities Ltd, London, Pareto Securities Pte Ltd, Singapore, Pareto Securities AG, Switzerland, and Pareto Securities Oy, Helsinki, Finland. They are unregistered foreign broker-dealers who are not members of SIPC.

The Company has clearing agreements with all its clearing agents. Domestic security transactions are cleared and carried through a U.S. clearing agent on a fully-disclosed basis. The U.S. clearing agent also performs record keeping functions and consequently, the Company operates under the (k)(2)(i) exemptive provisions of SEC Rule 15c3-3.   The Company clears all foreign security transactions through its foreign clearing agents on an RVP/DVP basis. The Company does not hold customer funds or securities.

Basis of presentation
The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Allowance for credit losses
The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments- Credit Losses ("ASC Topic 326"). ASC Topic 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances. The Company identified accounts receivable, prepaid expenses and other assets which are carried at amortized cost as in scope for consideration under ASC Topic 326.

NOTE 1   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for credit losses
The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including other assets utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with other assets is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. The Company did not record an allowance for credit losses at December 31, 2023.

Furniture, equipment, and improvements
Furniture, equipment, and improvements are stated at cost. Depreciation provided on a straight-line basis over estimated useful lives of three to fifteen years. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the term of the lease.

Leases
The Company recognizes and measures its leases in accordance with ASC Topic 842, Leases. The Company is a lessee in noncancelable operating leases, for office space, and a financing lease for equipment. The lease liabilities are initially and subsequently recognized based on the present value of its future lease payments.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The right of use ("ROU") asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

NOTE 1   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

The Company considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income taxes

The Company is a corporation for federal, state and local income tax purposes and is therefore subject to applicable corporate income taxes. The Company files its own federal, state and local tax returns and is not part of a group tax return.

Deferred taxes arise from temporary differences between the financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse.

Deferred tax assets are evaluated for realization based on available evidence of projected future reversals of existing taxable temporary differences and certain assumptions made regarding future events. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. ASC 740, Income Taxes ("ASC 740"), clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a recognition threshold and measurement attribute for uncertain tax positions taken or expected to be taken on a tax return.

Reclassifications

The Company recorded reclassifications of the December 31, 2022 prepaid tax asset balances to deferred tax assets equal to $832,054 as a result of a change in the estimated taxes. The December 31, 2022 reclassifications did not result in any change to the Company's stockholder's equity as of December 31, 2022 or as of December 31, 2023. Additionally, the December 31, 2022 reclassifications did not result in a change to the net loss for the years ended December 31, 2022 or December 31, 2023.

NOTE 2   RELATED PARTY TRANSACTIONS

The Company enters into transactions with its Stockholder and its Stockholder's subsidiaries in the normal course of business. Included in the financial statement is the following transactions with the Stockholder as of and for the year ended December 31, 2023:

Subordinated loans (Note 4) $ 3,918,000

The Company bears foreign currency risk on fee income derived from the Stockholder and the Stockholder's subsidiaries.

NOTE 3   401(k) PLAN

The Company has a defined contribution 401(k) plan (the "Plan"), with a 100% employer match, covering all eligible employees, as defined.

NOTE 4   LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At December 31, 2023, the Company has subordinated loans with its Stockholder as follows:

Amount	Interest Rate	Date of Original Subordination Agreement	Date Due
$ 850,000	5%	November 24, 1998	December 31, 2025
850,000	5%	November 24, 1998	December 31, 2025
850,000	5%	December 31, 1998	December 31, 2025
800,000	5%	August 28, 2001	December 31, 2025
568,000	5%	November 1, 2004	December 31, 2025
$ 3,918,000			

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule (see Note 5). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 5   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, as defined. The Company computes its net capital under the alternative method permitted by the net capital rule, which requires that minimum net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2023, the Company has net capital of $5,942,213, which was $5,692,213 in excess of its required net capital of $250,000.

NOTE 6   EXEMPTION FROM RULE 15c3-3

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraphs (k)(2): (i) and (ii) of the Rule. Accordingly, there are no items to report under the requirements of this Rule.

NOTE 6   EXEMPTION FROM RULE 15c3-3 (continued)

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to participating in the purchase and sale of publicly and privately traded corporate equity and debt securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

NOTE 7   LEASE COMMITMENTS

The Company have several obligations as a lessee for office space, and equipment with initial non-cancellable terms in excess of one year. The Company classified all its office space leases as operating, and equipment lease as financing leases respectively. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. As of December 31, 2023, the Company is not reasonably certain it will be exercising any available options to renew any of its operating or financing lease agreements.

The Company is leasing premises at 150 East 52nd Street in New York City under an operating lease agreement that expires on August 31, 2026. The lease is subject to escalations for the increases in the Company's pro rata share of real estate taxes and other operating expenses.

The Company also leases office space at 8 Greenway Plaza in Houston, Texas which expires on September 30, 2024.

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2023 are as follows:

Years Ending December 31	150 E 52nd St. New York, NY	Eight Greenway Plaza Houston, TX	Total
2024	412,815	25,650	438,465
2025	412,815		412,815
2026	275,210		275,210
Less Imputed Interest	(91,278)	(43)	(91,321)
Lease Liability	$ 1,009,562	$ 25,607	$ 1,035,169

NOTE 7   LEASE COMMITMENTS (continued)

Maturities of lease liabilities under a finance lease as of December 31, 2023 are as follows:

Years Ending December 31	Konica Equipment	
2024	$	19,003
2025		19,003
2026		19,003
Less Imputed Interest		(1,029)
Lease Liability	$	55,980

NOTE 8   FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, AND CONCENTRATION OF CREDIT RISK

The Company entered into one firm commitment underwriting during the year ending December 31, 2023, however the Company did not have to purchase any of the securities from this underwriting. As of December 31, 2023, the Company did not have any outstanding firm commitments.

In the normal course of business, the Company's securities activities involve the execution, clearance, and settlement of various transactions with its clearing brokers (the principal clearing broker is the Stockholder). These securities activities are transacted on a delivery or receipt versus payment basis and the Company reports such transactions on a trade date basis. The Company is exposed to risk of loss on these securities transactions in the event the counter-party fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the counter-party's obligations. All transactions that were carried out before December 31, 2023 pending settlement subsequently settled at transacted amounts.

The Company maintains cash deposits with banks and brokers. At times, such deposits exceed applicable insurance limits. At December 31, 2023, the Company had a total of approximately $6,613,000 with one of these financial institutions in excess of the insured limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings. The Company has not experienced any losses in such accounts.

PARETO SECURITIES INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2023

NOTE 9   CONTINGENCIES

Pursuant to its clearance agreement, the Company introduces all of its U.S. securities transactions to its clearing organization on a fully-disclosed basis. Therefore, all applicable U.S. customer account balances and positions are carried on the books of the clearing organization. The Company has agreed to indemnify the clearing broker for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company.

In the ordinary course of business, the Company may be subject to litigation relating to its activities as a broker-dealer including civil actions and arbitration. As of December 31, 2023, there is one pending dispute with an investment banking client. While there is no guarantee that this issue won't negatively impact the Company's operational results or financial condition in the future, based partly on the outcomes of the relevant periods, it is management's opinion, that any potential negative consequences of the pending litigation is not only partially alleviated by the Company's future outcomes but also by liability insurance, thereby helping to mitigate any significant impact on the Company's financial position. The Company is actively seeking the dismissal of this claim.

NOTE 10   INCOME TAXES (BENEFIT)

The effective tax rate differs from the statutory federal tax rate of 21% primarily due to state apportionment changes, state and local income taxes, and permanent book and tax differences.

The deferred tax assets are primarily the result of a tax election by the Company to deduct bonuses in the subsequent year when the bonuses are paid as well as timing differences related to the depreciation of fixed assets.

Deferred tax assets increased by $112,539 from the reclassified $1,306,362 balance as of December 31, 2022 to $1,418,901 as of December 31, 2023 and are included in the Statement of Financial Condition.

As of December 31, 2023, the Company had a standalone federal net operating loss carryforward ("NOL") for federal, state and local income tax purposes. Additionally, at December 31, 2023 timing differences related to the deductibility of compensation for book and tax purposes also existed. The Company's deferred tax assets before valuation allowance were $1,418,901 using federal, state and local effective tax rates of 21%, 6.5% and 8.85%. As of December, 31, 2023, the Company has not recorded a valuation allowance since management believes it is more likely than not that the deferred tax assets will be realized and therefore has not applied a valuation allowance against deferred tax assets.

NOTE 10   INCOME TAXES (BENEFIT) (continued)

The carryforward period is unlimited for the Company's federal NOL noted above since the NOL arose in tax years that began after 2020. The carryforward period is generally unlimited for the Company's state and local NOLs but may be subject to certain limitations in each applicable jurisdiction.

As of December 31, 2023, the Company determined it has no uncertain tax positions as defined within ASC 740-10.

The Company's 2020 to 2023 tax years remain subject to tax examinations by major tax jurisdictions. The Company is currently not under audit by any of the tax authorities.

NOTE 11   GUARANTEES

ASC Topic 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC Topic 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2023 or during the year then ended, except as described in Note 8 above.

NOTE 12   SUBSEQUENT EVENTS

No other events or transactions subsequent to December 31, 2023 through March 28, 2024 the date this financial statement was issued that would require recognition or disclosure in this financial statement.